Sample & Assay Technologies
QIAGEN – DIGENE:   Creating a Leader in MDx, June 4, 2007 - 1 -
QIAGEN & DIGENE
Announce Merger
The New Market and Technology Leader in
Molecular Diagnostics
Employee Meeting
Germantown, June 4th 2007
June 4, 2007, 1:00am EST
Filed by: QIAGEN N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Company: Digene Corporation
Exchange Act File No. 000-28194

Sample & Assay Technologies
- 2 - QIAGEN/DIGENE  – Creating a Leader in MDx
Creating a market and technology leading company in
sample and assay technologies in molecular diagnostics
.
QIAGEN and DIGENE announced yesterday
to combine the two companies
to create a market and technology leading company in
sample and assay technologies in molecular diagnostics
.
The Deal
Approved by Boards of Directors of both companies
QIAGEN is to acquire 100% of DIGENE’s stock
$1,6 billion, 55% in cash, 45% in stock
Conservatively financed – QIAGEN remains financially strong
.
This strategic transaction combines
QIAGEN’s leading portfolio of sample &assay technologies
with Energy’s leadership in HPV and cancer-targeted MDx
This creates a global leader with
over $350 million of molecular diagnostics revenue and
$700 million overall
2’600 employees

US$ millions
US$ millions

US$ millions
US$ millions

Sample & Assay Technologies
- 3 - QIAGEN/DIGENE  – Creating a Leader in MDx
0
50
100
150
200
250
2003 2004 2005 2006 2007E
0
5
10
15
20
25
30
35
40
45
Revenues
Operating income
QIAGEN and DIGENE at a Glance
Revenues excluding the synthetic DNA business unit, sold in Q2 2004
Market- and technology leader in
Sample & Assay Technologies
Founded: 1984
Headquarters: Hilden, Germany
Germantown, MD
Employees: 1,990
International subs:       29
Rev 2006 (US$ m)       466
Listing: NASDAQ:  QGEN
Frankfurt:   QIA
Absolute market leadership in HPV MDx
testing, only FDA approved test
Founded: 1987
Headquarters: Gaithersburg, MD
Employees: 570
International subs:        7
Rev 2006 (US$ m)       178
Listing: NASDAQ:  DIGE
DIGENE figures converted to calendar year (CY)
0
50
100
150
200
250
300
350
400
450
500
550
2003 2004 2005 2006 2007E
0
20
40
60
80
100
120
140
160
Revenues
Operating income
Revenues CAGR
2003-2006
15%
Revenues CAGR
2003-2006
32%

Sample & Assay Technologies
- 4 - QIAGEN/DIGENE  – Creating a Leader in MDx
.
MISSION As the innovative market and technology
leader, QIAGEN creates indispensable solutions that set
standards in enabling access to content from any
biological sample.
.
Our mission is to enable our customers to achieve
outstanding success and breakthroughs in research, applied
markets, drug development and molecular diagnostics. We
thereby make improvements in life possible.
.
.
Our commitment to the markets we serve drives our
innovation and leadership in all areas where solutions
such as sample collection, stabilization, separation,
purification, storage, handling and processing are
required.
.
The exceptional talent, skill and passion of our employees
are key to QIAGEN’s excellence, success and value.
QIAGEN‘s Vision And Mission Statement

Sample & Assay Technologies
- 5 - QIAGEN/DIGENE  – Creating a Leader in MDx
The Combination Accelerates
QIAGEN’s Molecular Strategy
DIGENE’s highly focused strategy in MDx is a unique fit with QIAGEN
QIAGEN’s strategy: leadership in “Sample & Assay Technologies”
– in research, pharma, applied testing and MDx
Same target customers in MDx
Superb brands and reputations
HPV testing is fastest growing, large segment in MDx with
over $1 billion market potential
DIGENE’s strong IP positions in HPV – over 70 subtypes
HPV bridges QIAGEN’s virology leadership into emerging,
fast growing oncology segment
Important HPV assay creates unique value for QIAGEN’s platforms and assay breadth
Leading regulatory expertise – only FDA approved test for HPV
Great fit with QIAGEN’s emerging pipeline
Enhanced growth profile and combined profitability leads to
strong value creation
QIAGEN’s Breadth and Platforms     +    DIGENE’s Content

Sample & Assay Technologies
- 6 - QIAGEN/DIGENE  – Creating a Leader in MDx
The Combination Accelerates
DIGENE’s Development Goals
Highly attractive value for DIGENE shareholders
Significant premium today
Significant combined upside potential
Ongoing investment in the future
QIAGEN’s unparalleled sample and assay technology breadth
creates opportunities for future:
Adds key assay technologies such as multiplexing
(QIAplex), PCR, isothermal technologies
Adds key sample technologies such as DNA processing
from cervical swabs
QIAGEN’s broad assay portfolio offers new value for
DIGENE’s customers and
Next generation platform programs
QIAGEN’s global sales strength accelerates rapid and global rollout
DIGENE can utilize QIAGEN’s operations and infrastructure which are needed for next phase of growth
QIAGEN’s Breadth and Platforms  +   DIGENE’s Content

Sample & Assay Technologies
- 7 - QIAGEN/DIGENE  – Creating a Leader in MDx
Absolute leadership in key segment of MDx: HPV testing
The DIGENE™ HPV Test portfolio is the only FDA-approved test portfolio for the human papillomavirus (HPV)
Exclusive IP positions on key high-risk types >70 HPV types
Regulatory leadership
Focus on women’s health
Portfolio includes molecular diagnostic products for
HPV (over 10 million tests sold in 2006)
Chlamydia and gonorrhea
Blood viruses such hepatitis B and CMV
Proprietary Hybrid Capture technology
Markets its products in more than 40 countries worldwide
Headquartered in Gaithersburg, Maryland
Overview of DIGENE Corporation
Leader in Critical Area of Women’s Health

Sample & Assay Technologies
- 8 - QIAGEN/DIGENE  – Creating a Leader in MDx
A Critical Disease Target: Human Papilloma Virus (“HPV”)
Cervical cancer is the #2 cancer for women worldwide
WW over 470k cases/year causing more than 230k deaths
In US almost 10k cases/year, more almost 4k deaths
One woman dies every two minutes from cervical cancer
HPV is the proven cause of cervical cancer
Pool of “eligible” candidates for DIGENE HPV screening is
huge and largely ‘untapped’
DIGENE is positioned as the “standard of care” for cervical
cancer screening
Prevalence of HPV in Cervical Cancers Worldwide 99.7%

Sample & Assay Technologies
- 9 - QIAGEN/DIGENE  – Creating a Leader in MDx
Vaccines are a Key Growth Driver for HPV Testing
Vaccines Are a Great Growth Driver for HPV Testing
Significant marketing budgets advocating importance
Target age groups
Target vaccination age: 10-20 years
Target testing age: >30 years
It would take >20 years to phase over
Vaccinations
Limited to 2 “high risk” HPV types
(70% of cancers)
DIGENE HPV Test tests for 13 types

Sample & Assay Technologies
- 10 - QIAGEN/DIGENE  – Creating a Leader in MDx
Significant Synergy Value
Highly Synergistic Capabilities and Assets
Sales (Q1*4) 512 210
Sales in MDx (approx) 154 210
Sales strength Global North America
Sales force size in MDx 120 150
Sales force target in MDx Clinical Laboratories
Clinical Laboratories,
Physicians
Assay portolio
Broad: 120 tests - virology,
microbiology, genetic,
pharmacogenetic
HPV
Technology portfolio
Strong - sample and assay
technologies
HC2
Operations US, D, CH, CN US
Employees 1990 570

Sample & Assay Technologies
- 11 - QIAGEN/DIGENE  – Creating a Leader in MDx
Combined Revenue Distribution – Highly Complementary
Based on Q1 2007
By Product Groups
By Geographic Regions
By Customer Groups
Europe
46%
North
America
39%
Asia
13%
North
America
85%
EU
12%
North
America
52%
EU
36%
Asia
9%
Consumables
89%
Consumables
92%
Consumables
90%
Instruments
10%
Instruments
8%
Instruments
10%
MDx
100%
MDx
48%
MDx
27%
Pharma
24%
Pharma
17%
AT
11%
AT
8%
Biomedical
18%
Research
20%
All figures are estimates
+
RoW
Research
27%

Sample & Assay Technologies
- 12 - QIAGEN/DIGENE  – Creating a Leader in MDx
Dissemination
One Core: Sample and Assay Technologies
QIAGEN sample and assay technologies
Research: were there when researchers
in academia explore the virus
Pharma: were there when Merck develop
the vaccine
Molecular Diagnostics: are used to test for
HPV
are helping eradicate a disease that kills
one woman every 2 minutes
are making improvements in life possible”
Dissemination

Sample & Assay Technologies
- 13 - QIAGEN/DIGENE  – Creating a Leader in MDx
Disseminating Technologies Into Four Markets
Product and Technology Continuum
Academia
Life Science
Research
Applied
Testing
Molecular
Diagnostics
Pharma
Research &
Development
SAMPLE
Technologies
ASSAY
Techologies
QIAGEN Case

Sample & Assay Technologies
- 14 - QIAGEN/DIGENE  – Creating a Leader in MDx
QIAGEN and DIGENE
A decade long year partnership in Molecular Diagnostics
>10 year partnership between QIAGEN and DIGENE
DIGENE products utilize QIAGEN sample and assay
technologies
Example: RapidCapture system
Core platform of DIGENE
FDA approved solution, used in HPV testing
DIGENE sole marketer
Next generation platform development programs
Partnership – Similar cultures – Focus - Excellence

Sample & Assay Technologies - 15 - QIAGEN/DIGENE – Creating a Leader in MDx QIAGEN and DIGENE - Direct Neighbors Germantown and Gaithersburg MD Companies are 5 minutes apart (2.8 miles)

Sample & Assay Technologies
- 16 - QIAGEN/DIGENE  – Creating a Leader in MDx
World-Class Capabilities and Organization
to Ensure Success
Great breadth and depth of teams
Similar cultures and strong working relationship
Strong synergies:
This is about growth: allows retention of talent base
Integration plan well-developed
12 month process, clear timelines
Mirrored teams
Being neighbors a big advantage
Maryland: headquarters of MDx business
QIAGEN has proven track record in very successfully
integrating – 12 companies in last 3 years.
Business as usual until closing (August/September)
We are
Huge Growth Potential - Increasing Awareness

Sample & Assay Technologies

For Internal Use Only
Four Phases to an effective Integration of Energy
Phase 0
Pre-Process
planning
Phase 2
Detailed planning &
decision making
Phase 3
Implementation &
execution
Phase 1
Issue identification
and action planning
Appoint and launch
integration teams
Communicate
Stabilize the business
Establish resource
baselines for both
companies
Identify key integration
issues and areas for
synergy realization
Communication
Identify integration
opportunities
Develop/decide on future
business structure
Validate plans in detail
Initiate execution of short
term actions
Return first units to
“business-as-usual”
Finalize Budget 2008
Communicate
Resolve open issues
Implementing decisions
Monitor target achievement
Manage as single company
Communicate
Define integration process
and timeline
Define integration approach
& responsibilities
Plan, plan, plan
Agree on integration
resources, project teams,
charter & external support
Develop organizational and
core operating model
Determine targets
Communication
“Pre-closing”
“Pre-closing”
“Plan
Budget 2008”
“Plan
Budget 2008”
"Achievements"
"Achievements"
“Pre-annoucement/
Pre-closing”
“Pre-annoucement/
Pre-closing”
Day of public
announcement
Ca. September 2007 December 2007 June 2008

Sample & Assay Technologies
- 18 - QIAGEN/DIGENE  – Creating a Leader in MDx
Integration should be accomplished in 6 – 12 months
10
20
30
40
50
10
20
30
40
50
Load dependent
on requirements
Handover
Resources
FTE
Integration
Accomplished
Line function
Take over responsibilities
Jul Jun May
Mar
Apr
Jan Feb May Jun Jul
Oct Nov Aug Sep Dec
Aug Sep
Apr
Line function responsible Integration Project
Functional project
In transition
Announcement
3. June
Closing
Announce-
ment
Pre-
Planing
Closing New
Budget 2008
Pre-
Closing
Post-
Closing
Implementation

Sample & Assay Technologies
-19 - QIAGEN/DIGENE  – Creating a Leader in MDx
Project Structure for Integration
Special Projects Functional Projects Business Projects
Responsible for the bulk of
the integration
Made up from representatives
of the different functions of
both companies
Develop guide-lines to ensure
consistency around the world
Responsible for planning and
tracking the overall process
Help to identify and resolve
emerging issues
Responsible for leading the
integration process
Divestments &
Acquisition
New mission &
Steering principles
Locations / Property
Brand management
HR
IT
Manufacturing
R&D
Regulatory
Administration
Marketing Asia
Marketing Europe
Marketing USA,
Americas
Global Product
Management
Distributor
Sales Europe
Sales Asia
Sales USA,
Americas
Integration office Communication
Doug Liu Joe Slattery
Doug White            Thomas Schweins
Project Team
Steering Committee
Peer Schatz      Daryl Faulkner

Sample & Assay Technologies
- 20 - QIAGEN/DIGENE  – Creating a Leader in MDx
Doug Liu – VP Global Operations – QIAGEN
Douglas Liu
VP Global Operations
Doug Liu joined QIAGEN in 2005
MBA from Boston University
Science degree from the University of Illinois
Multifunctional background in diagnostic Industry
Operations
Strategic planning and
R&D
.
20 years track record of success in Molecular diagnostics
Bayer Operation Head - Nucleic Acid Diagnostics
Bayer Strategic Planning and Consulting
Abbott Diagnostics
Chiron Diagnostics

Sample & Assay Technologies
- 21 - QIAGEN/DIGENE  – Creating a Leader in MDx
Doug White – SVP Sales & Marketing  – DIGENE
Douglas White
SVP Sales & Marketing
Americas and Asia Pacific
.
Doug White joined DIGENE in 2003
Started as VP Sales & Marketing North America
Oversees commercial operations incl. Sales,
Marketing Service and Support
Americas and Asia Pacific
.
20 years of sales & marketing experience in health care
.
10 years track record of success in Molecular diagnostics
SVP Global Marketing at Roche Molecular Systems
VP Sales & Marketing at Bayer
Vice President of US Marketing at Chiron
Abbott Diagnostics

Sample & Assay Technologies
- 22 - QIAGEN/DIGENE  – Creating a Leader in MDx
Joseph P. Slattery
Chief Financial Officer and
Senior Vice President
.
Joe Slattery joined DIGENE in 1996
Corporation’s finance, accounting,
investor relations, treasury, information systems
program management operations
Mr. Slattery was appointed Chief Financial Officer Oct 2006.
.
Prior to DIGENE, Joe worked in public accounting
KPMG
Peat Marwick
Ernst & Young LLP
.
He received a B.S. in accounting from Bentley College
and is a certified public accountant.
Joe Slattery   – Chief Financial Officer DIGENE

Sample & Assay Technologies
- 23 - QIAGEN/DIGENE  – Creating a Leader in MDx
Thomas Schweins
VP Marketing & Strategy
Thomas Schweins  – VP Marketing & Strategy QIAGEN
.
Thomas Schweins joined QIAGEN in 2004
Biochemistry, University Hannover
Business Adminstration, USC Los Angeles
PhD, Max Planck Institute, Heidelberg
.
Multifunctional background in Life Science Industry
Strategy and Strategic Planning
Marketing
R&D
Post-Merger-Integration
.
15 years track record of success in Life Sciences
Senior Manager Boston Consulting Group
Senior Project Manager Aventis
Technology & Business Dev Manager Hoechst

Sample & Assay Technologies
- 24 - QIAGEN/DIGENE  – Creating a Leader in MDx
A New Leader in MDx
Follows strategies of both companies
QIAGEN: leadership in sample and assay technologies –
in research, pharma, applied testing and MDx
DIGENE: next wave of growth for HPV
Creating the new leader in MDx – with broad synergies in
Technology
Content
Channel
Infrastructure
No changes in staffing planned at QIAGEN other than growth
Growth, strength -> new career opportunities, an even better place to be
Excellent basis for further growth
Most exciting areas in MDx – links into oncology
Infrastructure can exploit future opportunities, e.g. content
Creating Value with our Strategy

Sample & Assay Technologies QIAGEN – DIGENE: Creating a Leader in MDx, June 4, 2007 - 25 - Questions and Answers If you have further questions: Call +240-686 7362 E-mail merger@QIAGEN.com

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of QIAGEN’s products, the timing of the completion of the transaction between QIAGEN and Digene, the anticipated benefits of the business combination transaction involving QIAGEN and Digene, including future financial and operating results, the expected financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. QIAGEN and Digene caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. The combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.

Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.